UNITED STATES
SECURITIES AND EXCHANGE COMMISSION	SEC File No: 000-54012
Washington, D.C. 20549	CUSIP No: 45866J 106

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:	December 31, 2013

☐	Transition report on Form 10-K
☐	Transition report on Form 20-F
☐	Transition report on Form 11-K
☐	Transition report on Form 10-Q
☐	Transition report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART 1 -- REGISTRANT INFORMATION

InterCore, Inc.
Full Name of Registrant
InterCore Energy, Inc.
Former Name if Applicable

1 International Boulevard, Suite 400
Address of Principal Executive Office (Street and Number)

Mahwah, NJ 07495
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or a portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Data and other information regarding certain material operations of the Company, as well as its financial statements required for the filing, are not currently available and could not be made available without unreasonable effort and expense.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

James F. Groelinger	(201)	512-8732
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We anticipate our financial results for the year ended December 31, 2013, will differ significantly from the prior year due to: (i) the Amended and Restated Share Exchange Agreement by and between us, SRG, Inc. ("SRG") and the shareholders of SRG that closed on January 23, 2013 and pursuant to which all of our operations became the research, development, testing, and commercialization of the ADS™ System through SRG, our wholly-owned subsidiary; (ii) the Assignment and Assumption Agreement by and between us and HLBC Distribution Company, Inc., a Nevada corporation (“HLBCDC”), under which certain of our assets were transferred to HLBCDC in exchange for HLBCDC assuming certain of our liabilities, which closed on January 23, 2013; and (iii) the Asset Purchase Agreement between us and Rockland Group, LLC, pursuant to which we sold the shares we owned in HepatoChem, Inc. to Rockland in exchange for Rockland agreeing to forgive a portion of the debt owed to it by us, which closed on January 23, 2013. Unlike the year ended December 31, 2012, our financial statements for the year ended December 31, 2013 will not reflect our prior operations of focusing on investments and acquisition opportunities primarily in products and companies involved in the emerging and important market segments of clean and renewable energy, medical technology, nanotechnology, and environmentally-friendly (green) waste management. Instead, they will reflect the operations of SRG, which relate to the research, development, testing, and commercialization of the ADS™ System, which utilizes capabilities designed around proprietary alertness detection technologies, which helps operators in modulating their work activity based on real time knowledge of their actual state of alertness. The above transactions are expected to significantly impact our revenue, cost of goods sold and operating expenses, as well as change our net profit/loss for the current year when compared to a year ago. The exact impact will not be known until our financial statements for the year ended December 31, 2013 are completed.

InterCore, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 1, 2014	By	/s/ James F. Groelinger

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)